SECURITES AND EXCHANGE
                           COMMISSION
                     WASHINGITON, D.C. 20549
                             FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                Commission File Number 2-91966-01

                  Sterling Drilling Fund 1984-2
     (Exact name of registrant as specified in its charter)

         One Landmark Square, Stamford, Connecticut 06901
                         (203) 358-5700
       (Address, including zip code, and telephone number,
    including area code, of registrant's principal executive
                            offices)

                    Limited Partnership Units
    (Title of each class of securities covered by  this Form)

                              NONE
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)                 Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)  X             Rule 12h-3(b)(l)(ii)
Rule 12g-4(a)(2)(i)                 Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)                Rule 12h-3(b)(2)(ii)
                                    Rule 15d-6

    Approximate number of holders of record as of the certification or notice date: 497 limited partners

    Pursuant to the requirements of the Securities Exchange Act of 1934 Sterling Drilling Fund 1984-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: August 29,1997  By: /s/Charles E. Drimal ,General Partner